=============================================================================


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549





                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(D) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



(Mark One):

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 1996

                              OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________ to _________

               Commission file number: 0-15264

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan

  B.   Name of issuer of the securities held pursuant to
the plan and the address of its principal executive office:
Manatron, Inc., 2970 South 9th Street, Kalamazoo, Michigan
49009









=============================================================================

                        MANATRON, INC.

       EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN


              FINANCIAL STATEMENTS AND SCHEDULES

               AS OF DECEMBER 31, 1996 AND 1995

                TOGETHER WITH AUDITORS' REPORT

                      ARTHUR ANDERSEN LLP



           REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of the
Manatron, Inc. Employee Stock Ownership
and Salary Deferral Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Manatron, Inc. Employee
Stock Ownership and Salary Deferral Plan as of December 31,
1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Grand Rapids, Michigan
May 7, 1997

                        MANATRON, INC.

       EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

               AS OF DECEMBER 31, 1996 AND 1995
                                                             1996           1995
                                                          ----------     ----------
ASSETS:

     Participant directed investments (Note 1):
      Manatron, Inc. Common Stock Fund                    $   85,203     $   45,255
      Guaranteed Investment Contract Fund                    272,869        235,828
      Munder Intermediate Bond Fund                           13,564         13,494
      Fidelity Magellan Fund                                 553,425        388,478
      Fidelity Puritan Fund                                  451,333        349,846
      Fidelity Worldwide Fund                                351,134        246,795
      Munder Small Company Growth Fund                       267,200        142,318
      Munder Balanced Fund                                    81,896         58,473
      Munder Index 500 Fund                                  412,564        271,512
      Participant loans receivable                             8,000            -
                                                          ----------     ----------

        Total participant directed investments             2,497,188      1,751,999
                                                          ----------     ----------

     Employee Stock Ownership Plan investments:
      Unallocated Shares of Manatron, Inc. common stock      150,009        257,148
      Shares of Manatron, Inc. common stock
        allocated to participants                             64,278         28,568
                                                          ----------     ----------
        Total Employee Stock Ownership Plan investments      214,287        285,716
                                                          ----------     ----------
        Total plan assets                                  2,711,475      2,037,715
                                                          ----------     ----------
LIABILITIES:

     Loan payable to bank                                    350,000        450,000
                                                          ----------     ----------
       Total liabilities                                     350,000        450,000
                                                          ----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $2,361,475     $1,587,715
                                                          ==========     ==========

            The accompanying notes to financial statements are
                  an integral part of this statement.

                                           MANATRON, INC.

                         EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                FOR THE YEAR ENDED DECEMBER 31, 1996
                                                                            PARTICIPANT DIRECTED
                                         ----------------------------------------------------------------------------------------
                                                    GUARANTEED
                                         MANATRON   INVESTMENT     MUNDER      FIDELITY      FIDELITY    FIDELITY      MUNDER
                                          STOCK      CONTRACT   INTERMEDIATE   MAGELLAN      PURITAN     WORLDWIDE  SMALL COMPANY
                                           FUND        FUND      BOND FUND       FUND          FUND        FUND      GROWTH FUND
                                         --------   ----------  ------------  ----------     --------    ---------  -------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

 Investment income (loss):
   Net appreciation (depreciation) in
      fair value of investments          $ (27,888)  $    -      $   (381)   $  (16,282)   $   7,712   $   38,628    $  25,824
   Interest and dividends                      -       13,560         770        71,322       50,584       11,900       34,090
   Other receipts                           28,611        -           -             -            -            -            -
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
      Total investment income (loss)           723     13,560         389        55,040       58,296       50,528       59,914
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
 Contributions:
   Employee                                 20,245     45,556       3,842       126,742       73,360       63,972       48,899
   Employer                                  4,113      7,866         628        18,193       11,517        9,850        6,597
   Rollovers into Plan                         -        1,239          -            -            -            -            620
   Comerica reimbursement of
     investment loss                           905      1,777         115         5,879        6,096        3,864        1,351
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
      Total contributions                   25,263     56,438       4,585       150,814       90,973       77,686       57,467
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
      Total additions                       25,986     69,998       4,974       205,854      149,269      128,214      117,381
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

  Benefit payments                          (1,176)   (17,830)     (3,580)      (20,723)     (42,642)     (16,719)     (13,584)
  Interest expense                             -          -           -             -            -            -            -
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
      Total deductions                      (1,176)   (17,830)     (3,580)      (20,723)     (42,642)     (16,719)     (13,584)
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
INTERFUND TRANSFERS                         15,138    (15,127)     (1,324)      (20,184)      (5,140)      (7,156)     (21,085)

ALLOCATION OF 28,568 ESOP SHARES               -          -           -             -            -            -            -
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
      Net increase (decrease)               39,948     37,041          70       164,947      101,487      104,339      124,882
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
                                            -2-

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS,
  Beginning of year                         45,255    235,828      13,494       388,478      349,846      246,795      142,318
                                         ---------   --------    --------    ----------    ---------   ----------    ---------
  End of year                            $  85,203   $272,869    $ 13,564    $  553,425    $ 451,333   $  351,134    $ 267,200
                                         =========   ========    ========    ==========    =========   ==========    =========

                         The accompanying notes to financial statements are
                                an integral part of this statement.

                                            MANATRON, INC.

                           EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 FOR THE YEAR ENDED DECEMBER 31, 1996
                                              (CONTINUED)
                                                        PARTICIPANT DIRECTED                ESOP INVESTMENTS
                                                  ----------------------------------   -------------------------
                                                   MUNDER      MUNDER    PARTICIPANT
                                                  BALANCED    INDEX 500    LOANS
                                                    FUND        FUND     RECEIVABLE    ALLOCATED     UNALLOCATED    TOTAL
                                                  --------    ---------  -----------   ---------     -----------    -----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

 Investment income (loss):
   Net appreciation (depreciation) in fair value
     of investments                                $  2,284   $  57,962   $    -       $  (21,426)   $ (50,003)  $   16,430
   Interest and dividends                             5,766      13,426        -              -            -        201,418
   Other receipts                                       -           -          -              -            -         28,611
                                                   --------   ---------   --------     ----------    ---------   ----------
      Total investment income (loss)                  8,050      71,388        -          (21,426)     (50,003)     246,459
                                                   --------   ---------   --------     ----------    ---------   ----------
 Contributions:
   Employee                                          20,982      86,999        -              -            -        490,597
   Employer                                           3,817      12,502        -              -        134,657      209,740
   Rollovers into Plan                                  620         620        -              -            -          3,099
   Comerica reimbursement of investment loss            667       3,411        -              -            -         24,065
                                                   --------   ---------   --------     ----------    ---------   ----------
      Total contributions                            26,086     103,532        -              -        134,657      727,501
                                                   --------   ---------   --------     ----------    ---------   ----------
      Total additions                                34,136     174,920        -          (21,426)      84,654      973,960
                                                   --------   ---------   --------     ----------    ---------   ----------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

   Benefit payments                                  (4,863)    (44,426)       -              -            -       (165,543)
   Interest expense                                     -           -          -              -        (34,657)     (34,657)
                                                   --------   ---------   --------     ----------    ---------   ----------
       Total deductions                              (4,863)    (44,426)       -              -        (34,657)    (200,200)
                                                   --------   ---------   --------     ----------    ---------   ----------
INTERFUND TRANSFERS                                  (5,850)     10,558      8,000            -            -            -

ALLOCATION OF 28,568 SHARES                             -           -          -           57,136      (57,136)         -
                                                   --------   ---------   --------     ----------    ---------   ----------
       Net increase (decrease)                       23,423     141,052      8,000         35,710       (7,139)     773,760
                                                   --------   ---------   --------     ----------    ---------   ----------

                                      -4-

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   Beginning of year                                 58,473     271,512        -           28,568     (192,852)   1,587,715
                                                   --------   ---------   --------     ----------    ---------   ----------
   End of year                                     $ 81,896   $ 412,564   $  8,000     $   64,278    $(199,991)  $2,361,475
                                                   ========   =========   ========     ==========    =========   ==========

                The accompanying notes to financial statements are
                       an integral part of this statement.

                                            MANATRON, INC.

                           EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                PARTICIPANT DIRECTED INVESTMENTS
                                       -------------------------------------------------------------------------------------------
                                                                            COMERICA, INC.
                                       -------------------------------------------------------------------------------------------
                                       MANATRON INVESTMENT   MUNDER    FIDELITY FIDELITY FIDELITY    MUNDER      MUNDER    MUNDER
                                        STOCK    CONTRACT INTERMEDIATE MAGELLAN PURITAN WORLDWIDE SMALL COMPANY BALANCED INDEX 500
                                         FUND      FUND     BOND FUND    FUND     FUND     FUND    GROWTH FUND    FUND      FUND
                                       -------- ---------- ----------- -------- ------- --------- ------------- -------- ---------
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:

 Investment income (loss):
   Net appreciation (depreciation)
     in fair value of investments        $(29,658) $    -    $   312  $ 20,531  $  29,152  $  5,417  $  15,830  $ 5,282  $ 23,802
    Interest and dividends                    375     8,544      494    21,238     17,174     2,702     15,781      894    15,760
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------
      Total investment income (loss)      (29,283)    8,544      806    41,769     46,326     8,119     31,611    6,176    39,562
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------
  Contributions:
    Employee                               26,462    62,819    4,839   114,645    104,399    81,713     52,608   19,912    79,556
    Employer                                4,498    10,831      789    17,004     16,839    13,358      7,572    3,954    12,316
    Rollovers into Plan                     4,210    31,056    3,964    31,738     31,427    19,851     25,126    7,123    29,715
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------
      Total contributions                  35,170   104,706    9,592   163,387    152,665   114,922     85,306   30,989   121,587
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------
      Total additions                       5,887   113,250   10,398   205,156    198,991   123,041    116,917   37,165   161,149
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------
DEDUCTIONS FROM NET ASSETS
     ATTRIBUTED TO:

    Benefit payments                      (12,461)  (63,936)    (557)  (22,266)  (102,457)  (10,946)    (3,886)    (515)  (21,714)
    Interest expense                          -         -        -         -          -         -          -        -         -
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------

       Total deductions                   (12,461)  (63,936)    (557)  (22,266)  (102,457)  (10,946)    (3,886)    (515)  (21,714)
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------
FUNDS RECEIVED FROM ATEK MERGER               -         -        -         -          -         -      225,958      -         -




                                           -6-

INTERFUND TRANSFERS                        51,829   186,514    3,653   205,588    253,312   134,700   (989,496)  21,823   132,077
TRANSFER BETWEEN TRUSTEES                     -         -        -         -          -         -      792,825      -         -
ALLOCATION OF 14,284 ESOP SHARES              -         -        -         -          -         -           -       -         -
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------
       Net increase (decrease)             45,255   235,828   13,494   388,478    349,846   246,795    142,318   58,473   271,512
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------

NET ASSETS AVAILABLE FOR PLAN
  BENEFITS,
  Beginning of year                           -         -        -         -          -         -          -        -         -
                                         --------  --------  -------  --------  ---------  --------  ---------  -------  --------

  End of year                            $ 45,255  $235,828  $13,494  $388,478  $ 349,846  $246,795  $ 142,318  $58,473  $271,512
                                         ========  ========  ======= =========  =========  ========  =========  =======  ========

                          The accompanying notes to financial statements are
                                  an integral part of this statement.

                                            MANATRON, INC.

                           EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 FOR THE YEAR ENDED DECEMBER 31, 1995
                                              (CONTINUED)
                                                             PARTICIPANT DIRECTED INVESTMENTS
                                   -------------------------------------------------------------------------------------------
                                                          PRINCIPAL MUTUAL LIFE INSURANCE COMPANY
                                   -------------------------------------------------------------------------------------------
                                      SMALL   INVESTMENT    U.S.     MONEY      REAL     BOND AND INTERNATIONAL  STOCK   VALUE
                                     COMPANY   CONTRACT    STOCK     MARKET    ESTATE    MORTGAGE    STOCK       INDEX   STOCK
                                   GROWTH FUND   FUND       FUND      FUND      FUND       FUND       FUND       FUND    FUND
                                   ----------- ---------  -------    ------    ------    -------- -------------  -----   -----
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:

  Investment income (loss):
    Net appreciation (depreciation)
      in fair value of investments    $    -    $     -    $     -    $    -    $   -     $   -     $   -    $    -     $  -
    Interest and dividends                 -          -          -         -        -         -         -         -        -
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
      Total investment income (loss)       -          -          -         -        -         -         -         -        -
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
  Contributions:
    Employee                               -          -          -         -        -         -         -         -        -
    Employer                               -          -          -         -        -         -         -         -        -
    Rollovers into Plan                    -          -          -         -        -         -         -         -        -
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
      Total contributions                  -          -          -         -        -         -         -         -        -
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
      Total additions                      -          -          -         -        -         -         -         -        -
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
DEDUCTIONS FROM NET ASSETS
  ATTRIBUTED TO:

    Benefit payments                       -          -          -         -        -         -         -         -        -
    Interest expense                       -          -          -         -        -         -         -         -        -
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
      Total deductions                     -          -          -         -        -         -         -         -        -
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
FUNDS RECEIVED FROM ATEK MERGER            -          -          -         -        -         -         -         -        -
INTERFUND TRANSFERS                        -          -          -         -        -         -         -         -        -
TRANSFER BETWEEN TRUSTEES              (11,616)  (399,247)  (170,061)  (41,768)  (4,754)  (65,308)  (88,553)  (11,362)    (156)
ALLOCATION OF 14,284 ESOP SHARES           -          -          -         -        -         -          -         -       -
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
                                        -8-

      Net increase (decrease)          (11,616)  (399,247)  (170,061)  (41,768)  (4,754)  (65,308)  (88,553)  (11,362)    (156)
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS,
  Beginning of year                     11,616    399,247    170,061    41,768    4,754     65,308   88,553    11,362      156
                                      --------  ---------  ---------  --------  -------   --------  -------  --------   ------
  End of year                         $    -    $     -    $     -    $    -    $    -    $    -    $   -    $    -     $  -
                                      ========  =========  =========  ========  =======   ========  =======  ========   ======


                     The accompanying notes to financial statements are
                              an integral part of this statement.

                                            MANATRON, INC.

                           EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 FOR THE YEAR ENDED DECEMBER 31, 1995
                                              (CONTINUED)
                                              EMPLOYEE STOCK OWNERSHIP
                                                  PLAN INVESTMENTS
                                              -------------------------
                                              ALLOCATED     UNALLOCATED         TOTAL
                                              ---------     -----------         -----
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:

 Investment income (loss):                  $   (21,432)   $  (192,852)   $     (143,616)
   Net appreciation (depreciation) in
      fair value of investments                     -              -              82,962
                                            -----------    -----------    --------------
   Interest and dividends

      Total investment income (loss)            (21,432)      (192,852)          (60,654)
                                            -----------    -----------    --------------
 Contributions:
   Employee                                         -              -             546,953
   Employer                                         -           71,927           159,088
   Rollovers into Plan                              -              -             184,210
                                            -----------    -----------    --------------
      Total contributions                           -           71,927           890,251
                                            -----------    -----------    --------------
      Total additions                           (21,432)      (120,925)          829,597
                                            -----------    -----------    --------------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:

   Benefit payments                                 -              -            (238,738)
   Interest expense                                 -          (21,927)          (21,927)
                                            -----------    -----------    --------------
      Total deductions                              -          (21,927)         (260,665)
                                            -----------    -----------    --------------
FUNDS RECEIVED FROM ATEK MERGER                     -              -             225,958
INTERFUND TRANSFERS                                 -              -                 -
TRANSFER BETWEEN TRUSTEES                           -              -                 -
ALLOCATION OF 14,284 ESOP SHARES                 50,000        (50,000)              -
                                            -----------    -----------    --------------
      Net increase (decrease)                    28,568       (192,852)          794,890
                                            -----------    -----------    --------------
                                      -10-

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS,
 Beginning of year                                  -              -             792,825
                                            -----------    -----------    --------------
 End of year                                $    28,568   $   (192,852)   $    1,587,715
                                            ===========   ============    ==============

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS


(1)  DESCRIPTION OF PLAN

     The following description of the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan's provisions.

     GENERAL

     The Plan was established in 1988 by Manatron, Inc. (the
     "Company" or "Sponsor") as the Manatron, Inc. Salary Deferral Plan. In 1995, the Company amended the Plan to include a leveraged employee stock ownership plan ("ESOP") feature, and renamed the Plan the Manatron, Inc. Employee Stock Ownership and Salary Deferral Plan. The Plan is designed to comply with specific sections and regulations of the Internal Revenue Code of 1986, as amended (the "Code"), and is therefore subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     In connection with the amendment, the Plan purchased 142,858 shares of the Company's common stock for $500,000 from Allen
     F. Peat, former Chairman and Chief Executive Officer of the Company; using the proceeds of a bank borrowing (see Notes 3 and 5). The stock is held by the Plan in a trust established under the Plan.
     The bank borrowing is to be repaid quarterly over a period of five years by fully deductible Company contributions to the trust fund. As the Plan makes each payment of principal, an appropriate percentage of stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

     Effective January 1, 1995, the Company also merged the previously existing ATEK Information Services, Inc. Retirement Savings Plan into the Plan. As a result of the merger, the investment assets of the ATEK plan were liquidated and transferred to the Plan's trustee, Comerica, Inc. (the "Trustee"), for reinvestment by the Plan. Additionally, on the date of the merger, each participant in the ATEK plan became fully vested in their matching contribution account.

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(1)  DESCRIPTION OF PLAN, continued

     Overall responsibility for administering the Plan rests with the Plan Administrative Committee (the "Committee"), which is appointed by the Board of Directors of the Company. The Plan's Trustee, is responsible for the management and control of the Plan's assets and has discretionary responsibility for the investment and management of such assets.

     ELIGIBILITY

     The Plan is a defined contribution plan covering substantially all employees of the Company, ATEK Information Systems, Inc., and Specialized Data Systems, Inc. (together the "Employers"). Generally, an employee may become a participant in the Plan on the entry date following completion of one year of eligible service and having attained age 21, as described in the Plan.

     CONTRIBUTIONS AND VESTING

     The Plan provides for three different types of contributions:

          ESOP CONTRIBUTION - As previously described, each plan year, the Company will contribute the required loan payments to the ESOP trust. At the time of each payment, 7,142 shares of Company common stock held by the ESOP trust will be committed for release to plan participants. Released shares will be allocated to individual participant accounts based on the percentage of the individual participant's compensation to all eligible participants' compensation for the plan year. Participants must be employed on the last day of the plan year to be eligible for Company contributions.

          PROFIT-SHARING CONTRIBUTION - Each year the Company will decide whether to make a profit-sharing contribution to the Plan and the amount to be contributed. Participants must be employed on the last day of the plan year to be eligible for the Company contribution. The amount credited to a participant's profit-sharing account will be determined in the same manner as the ESOP contributions.

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(1)  DESCRIPTION OF PLAN, continued

          ELECTIVE SALARY DEFERRAL CONTRIBUTIONS - Employees who participate in the Plan can elect to make voluntary pre-tax contributions in an amount between 1% and 15% of their annual compensation. Annual participant contributions are limited to the maximum amount permitted by the Code. The
          Company matching contribution (currently 25 cents for each dollar contributed by a participant up to 5% of eligible pay) is set forth in the Plan document and may be changed by resolution of the Company. The Company matching contributions during 1996 and 1995 were approximately $75,000 and $82,000, respectively.

          VESTING - Participants are 100% vested in rollovers, direct transfers, elective salary deferral contribution, matching contributions and non-elective contribution accounts. Vesting for ESOP and profit-sharing contribution accounts is determined by the years of vesting service. One year of vesting service is 1,000 hours or more of service in the plan year. Participants become 20% vested after three years of vesting service and continue to vest 20% a year until they are 100% vested.

     INVESTMENT OPTIONS

     Participants may direct their elective salary deferral, company matching and profit sharing contributions, in 5% increments, in any of the following investment options:

          MANATRON INC. COMMON STOCK FUND - This fund invests in common stock of the Company, which currently trades on The Nasdaq Stock Market.

          GUARANTEED INVESTMENT CONTRACT FUND - An investment fund that seeks to safeguard principal and offer a return that will exceed the returns of money market funds.

          MUNDER INTERMEDIATE BOND FUND - A broadly diversified portfolio of high quality fixed income securities with a weighted average maturity of three to six years.

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(1)  DESCRIPTION OF PLAN, continued

          FIDELITY MAGELLAN FUND - A common stock fund which emphasizes growth potential. The fund may hold both foreign and domestic stocks as well as debt securities.

          FIDELITY PURITAN FUND - A balanced fund which invests in both equity and fixed income investments. The fund may invest in foreign holdings and the fixed income portion may be of any quality or maturity.

          FIDELITY WORLDWIDE FUND - An equity fund which invests globally - both U.S. and non-U.S. stocks. A portion of the fund will always be invested in the U.S. market.

          MUNDER SMALL COMPANY GROWTH FUND - The fund invests in equity securities which are issued by companies smaller than those found on the major indices, such as the S&P 500.

          MUNDER BALANCED FUND - A balanced portfolio utilizing the three major asset groups: equity securities, fixed income securities and cash equivalents.

          MUNDER INDEX 500 FUND - A fund which provides price performance and income that is comparable to the performance of the S&P 500.

          MUNDER CASH INVESTMENT FUND - A money market portfolio invested in high quality money market securities with an average maturity of less than 90 days.

     PARTICIPANT LOANS

     Participants of the Plan may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the related investment fund from (to) the Participant Loan Fund. Loan terms of the promissory notes range from one to five years or a reasonable period for the purchase of a primary residence. The promissory notes are secured by the balance in the participant's account and bear interest at a reasonable rate established at the time of the loan by the Plan

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(1)  DESCRIPTION OF PLAN, continued

     administrator. Principal and interest payments will be made ratably through payroll deductions. Currently there is one loan outstanding with a face value of $8,000.

     NET INVESTMENT INCOME

     Investment income is allocated to participants based on the ratio of a participant's balance in each investment fund to total participant balances in the corresponding investment fund.

     FORFEITURES

     After an employee terminates employment, any non-vested amounts in the participant's account will be forfeited. Forfeited amounts are allocated to all remaining participants in the same manner as investment income.

     DISTRIBUTIONS TO PARTICIPANTS

     Distributions to participants generally occur upon a participant's retirement or termination of employment. However, participants may defer distribution of their benefits until reaching age 70 1/2. Vested balances of retired or terminated participants will be distributed in a lump sum payment, annuity, installments or transfer.

     ADMINISTRATIVE EXPENSE

     The Plan is administered by the Company. Although not obligated to do so, the Company paid administrative expenses and trustee fees on behalf of the Plan totaling approximately $10,000 and $16,000 in 1996 and 1995, respectively.

     PLAN TERMINATION

     Although it has no current intent to do so, the Company reserves the right to terminate the Plan and trust, or to cease or suspend further contributions, at any time, subject to plan provisions and applicable provision of ERISA. Upon termination of the Plan, all participant's accounts become fully vested and non-forfeitable.

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The accompanying financial statements are presented on the accrual basis of accounting.

     INVESTMENTS

     The quoted market price, as reported by the Trustee was used to approximate the current value for all investments other than the guaranteed investment contract value. The Guaranteed Investment Contract Fund is fully benefit responsive, as described in AICPA Statement of Position No. 94-4, "Reporting of Investments Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans" (SOP 94-4) and therefore, reported at contract values as reported by the trustee. The market value of this fund does not differ materially from the stated contract value. Net appreciation (depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Plan Benefits is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

     CHANGE IN TRUSTEE

     Effective January 1, 1995, the Plan changed trustees from Principal Mutual Life Insurance Company to Comerica, Inc. Accordingly, plan investments previously held by Principal Mutual Life Insurance Company were liquidated and the resultant funds transferred to Comerica, Inc. In 1996, the Trustee reimbursed the Plan for funds held and not invested for a period of time. Amounts are shown in the financial statements as reimbursement for investment loss.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            MANATRON, INC.

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                    NOTES TO FINANCIAL STATEMENTS
                             (Continued)

(3)  LOAN PAYABLE

     In connection with the stock purchase described in Note 2, the Plan entered into a $500,000 term loan agreement with the Trustee.
     The borrowing is collateralized by the unallocated shares of ESOP stock and is guaranteed by the Company. The lender has no rights against shares once they are allocated under the ESOP. The loan agreement provides for quarterly principal payments of $25,000 over the next five years. The loan bears interest at the prime rate of the lender, which at December 31, 1996 was 8.25%. A summary of future debt maturities is as follows:

                         YEAR                      AMOUNT

                         1997                 $    100,000
                         1998                      100,000
                         1999                      100,000
                         2000                       50,000

(4)  TAX STATUS

     On February 7, 1996, the Plan received a favorable determination letter from the Internal Revenue Service stating that the Plan, as amended, is in compliance with Section 401(a) of the Code and, therefore, the Plan and underlying trust continue to be tax exempt.


(5)  RELATED PARTY TRANSACTIONS

     As described in Note 1, in connection with the establishment of the ESOP, the Plan purchased 142,858 shares from Allen F. Peat, the Company's former Chairman and Chief Executive Officer, for $500,000. The Plan's management and Allen F. Peat intended this transaction to be conducted at the current market value of the Company's stock on the date of purchase. The actual market value on the date the transaction occurred was $3.25 per share based on the "average" trade price. Because the Company's stock is very thinly traded, and the average trade price on that date represented less than 1,000 traded shares, management believes the transaction approximated fair market value.

                            MANATRON, INC.                          SCHEDULE I

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                          EIN:   38-1983228

                          PLAN NUMBER:   002

      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       AS OF DECEMBER 31, 1996
                                DESCRIPTION OF                               FAIR
IDENTITY OF PARTY INVOLVED       INVESTMENT                  COST            VALUE
--------------------------      --------------               ----            -----
Participant Directed
  Investments:

<F*>Manatron, Inc.        Manatron, Inc. Common
                          Stock Fund (56,802 shares)      $   129,475      $   85,203

<F*>Comerica, Inc.        Guaranteed Investment
                          Contract Fund (272,869 units)       268,848         272,869

                          Munder Intermediate
                          Bond Fund (1,446 shares)             13,398          13,564

                          Fidelity Magellan
                          Fund (6,862 shares)                 542,601         553,425

                          Fidelity Puritan
                          Fund (26,179 shares)                423,081         451,333

                          Fidelity Worldwide
                          Fund (22,816 shares)                306,771         351,134

                          Munder Small Company
                          Growth Fund (13,414 shares)         227,103         267,200

                          Munder Balanced Fund
                          (6,757 shares)                       74,088          81,896

                          Munder Index 500 Fund
                          (23,467 shares)                 $   336,555      $  412,564
                                                          -----------      ----------

<F*> Indicates a party-in-interest.

                            MANATRON, INC.                          SCHEDULE I

          EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                          EIN:   38-1983228

                          PLAN NUMBER:   002

      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                       AS OF DECEMBER 31, 1996
                             (Continued)
                                DESCRIPTION OF                               FAIR
IDENTITY OF PARTY INVOLVED       INVESTMENT                  COST            VALUE
--------------------------      --------------               ----            -----

Participant Loan
  Balances:
 <F*>Comerica, Inc.       Participant Loans
                          Receivable
                          (1 loan outstanding)                  8,000           8,000
                                                          -----------      ----------

Total Participant
  Directed Investments                                      2,329,920       2,497,188
                                                          -----------      ----------
Employee Stock Ownership
  Plan Investments:
 <F*>Comerica, Inc.       Manatron, Inc. Common
                          Stock (142,858 shares)              500,000         214,287
                                                          -----------      ----------
Total plan investments                                    $ 2,829,920      $2,711,475
                                                          ===========      ==========

<F*> Indicates a party-in-interest.

                                                                    SCHEDULE II
                                        MANATRON, INC.

                       EMPLOYEE STOCK OWNERSHIP AND SALARY DEFERRAL PLAN

                                       EIN:   38-1983228

                                      PLAN NUMBER:   002

                        ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                             FOR THE YEAR ENDED DECEMBER 31, 1996
                                              PURCHASES                                    SALES
                                      ------------------------   ---------------------------------------------------------
                                                                                                                     NET
    IDENTITY OF ISSUER AND              NUMBER OF    PURCHASE      NUMBER OF                                         GAIN
  DESCRIPTION OF INVESTMENT           TRANSACTIONS    PRICE      TRANSACTIONS    PROCEEDS       COST OF ASSET       (LOSS)
  -------------------------           ------------   ---------   ------------    --------       -------------        ----
Participant Directed Investments:
<F*>Comerica, Inc.
   Guaranteed Investment Contract Fund     29       $  74,811          13       $  35,223        $    35,223     $      -
   Fidelity Magellan Fund                  23         238,984          14          57,204             59,553         (2,349)
   Fidelity Puritan Fund                   24         148,175          13          53,859             52,824          1,035
   Fidelity Worldwide Fund                 18          93,368          10          27,549             25,668          1,881
   Munder Small Company Growth Fund        22         104,499          17          19,378             18,079          1,299
   Munder Index 500 Fund                   27         140,038          17          57,319             51,546          5,773
   Munder Cash Investment Fund             49         316,318          47         335,324            335,324            -

<F*> Indicates a party-in-interest.

Exhibits:

  23      Consent of Arthur Andersen LLP dated June 27, 1997.



                              SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:   June 27, 1997          MANATRON, INC. EMPLOYEE STOCK
                                 OWNERSHIP AND SALARY DEFERRAL PLAN


                              By: /s/Paul R. Sylvester
                                   Paul R. Sylvester
                                   President, Chief Financial Officer
                                   Chief Financial Officer and Member of
                                   the Administrative Committee of the
                                   Manatron, Inc. Salary Deferral and
                                   Employee Stock Option Plan

                            EXHIBIT INDEX



EXHIBIT        DOCUMENT

  23           Consent of Arthur Andersen LLP dated June 27, 1997